BD 3/11

E 3-6

03013079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING
FEB 27 2003
WASH, D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parnassus Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Market - Steuart Tower, #1600
(No. and Street)

San Francisco, CA 94105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryant Cherry 415-778-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woo, James G.
(Name – *if individual, state last, first, middle name*)

601 Montgomery Street, Suite 1010, San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, Bryant Cherry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parnassus Investments, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

SUSAN LOUGHRIDGE
COMM. # 1309696
NOTARY PUBLIC • CALIFORNIA
SAN FRANCISCO COUNTY
Comm. Exp. JULY 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES G. WOO
CERTIFIED PUBLIC ACCOUNTANT

601 Montgomery Street • Suite 1010 • San Francisco, California 94111 • (415) 956-7685 • (415) 956-6528 Fax

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Parnassus Investments

I have audited the accompanying balance sheet of Parnassus Investments (an S Corporation) as of December 31, 2002, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parnassus Investments as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedules II, III and IV is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James G. Woo

February 4, 2003

PARNASSUS INVESTMENTS

BALANCE SHEET -- DECEMBER 31, 2002

ASSETS

Cash	$	7,933
Receivables-		
Affiliate		417,637
Others		10,713
Prepaid expenses		134,190
Investments (Note 2)		1,398,534
Total current assets	$	1,969,007
Property and equipment, at cost, (Note 1)	$	539,612
Less accumulated depreciation		440,495
	$	99,117
Deposits	$	19,210
Total assets	$	2,087,334

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

BALANCE SHEET -- DECEMBER 31, 2002

LIABILITIES AND SHAREHOLDER'S INVESTMENT

Accounts payable	$	67,296
Accrued liabilities-		
Payroll		51,776
Others		24,967
Taxes		4,962
Total current liabilities	$	149,001

Commitments (Note 3)

Shareholder's investment		
Common stock, no par value-		
Authorized -- 1,000,000 shares		
Issued and outstanding -- 1,500 shares	$	577,500
Retained earnings		1,360,833
Total shareholder's investment	$	1,938,333
Total liabilities and shareholder's investment	$	2,087,334

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:		
Commissions	$	315,636
Management fees		4,382,861
Gross revenues	$	4,698,497
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Schedule I)		3,277,362
Income from operations	$	1,421,135
OTHER INCOME AND EXPENSES:		
Interest and dividend income		68,569
Unrealized loss on investments		(610,536)
Realized loss on investment		(62,753)
Rental income		295,789
Miscellaneous		122,790
Income before provision for income taxes	$	1,234,994
Provision for income taxes (Note 1)		25,000
Net income	$	1,209,994

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

STATEMENT OF RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, December 31, 2001	$	2,221,898
Net income		1,209,994
Dividends		1,430,696
Purchase of Company stock		640,363
Balance, December 31, 2002	$	1,360,833

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,209,994
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		20,318
Unrealized loss on investments		610,536
Realized loss on an investment		62,753
(Increase) decrease in:		
Receivables		(88,313)
Prepaid expenses		(86,622)
Increase (decrease) in:		
Accounts payable		8,118
Accrued liabilities		15,381
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	1,752,165
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of investments	$	95,147
Purchase of investments		(338,024)
Purchase of equipment		(40,256)
NET CASH USED FOR INVESTING ACTIVITIES	$	(283,133)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	$	(1,430,696)
Purchase of Company stock		(77,863)
NET CASH USED FOR FINANCING ACTIVITIES	$	(1,508,559)
NET DECREASE IN CASH	$	(39,527)
CASH AT BEGINNING OF YEAR	$	47,460
CASH AT END OF YEAR	$	7,933
SUPPLEMENTAL INFORMATION ON CASH FLOWS:		
Income taxes paid	$	23,726

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Summary of Significant Accounting Policies

Business Profile -- The Company is the underwriter and investment adviser for The Parnassus Fund and The Parnassus Income Trust (mutual funds).

Property and Equipment -- Property and equipment are recorded at cost. Renewals and betterments are capitalized. Depreciation is computed on the straight-line method over the estimated useful lives of the respective assets. Depreciation expense was $ 20,318 for the year ended December 31, 2002.

Taxes on Income -- The Company, with the consent of its shareholders, has elected under applicable federal and state tax laws to be treated as an S Corporation, whereby, in lieu of corporate income taxes, the shareholders of the Company are taxed on their proportionate share of the Company's income or loss. The provision for income taxes consists of state franchise tax.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising – The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

2. Investments

The Company's policy is to invest funds primarily in The Parnassus Fund and The Parnassus Income Trust. These investments are carried at fair market value.

3. Commitments

The Company leases office facilities under an operating lease agreement which expires on May 31, 2010.

The following is a schedule of the future minimum lease payments:

Year Ending	Amount
December 31, 2003	$ 571,626
December 31, 2004	571,626
December 31, 2005	583,372
December 31, 2006	644,711
December 31, 2007	660,372
Thereafter	1,661,371
	$ 4,693,078

The rental expense under the lease agreement was $ 525,020 for the year ended December 31, 2001.

4. Regulatory Requirements

The Company is subject to the regulations and guidelines of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The SEC's "Net Capital Rule" requires the Company to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness or $ 25,000 and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. Aggregate indebtedness and net capital change from day to day. At December 31, 2002, aggregate indebtedness and its ratio to net capital was as follows:

Net capital	$ 1,458,951
Aggregate indebtedness	149,001
Ratio of aggregate indebtedness to net capital	.10 to 6

5. Information Concerning Credit Risk of Financial Statements

Statement of Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and about concentrations of credit risk for all financial instruments.

Concentrations of credit risk financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments.

The potential concentration of credit risk pertaining to temporary cash investments will vary throughout the year depending upon the level of cash deposits versus amounts insured.

6. Purchase of Company stock

During the year, the Company purchased the company stock from a shareholder.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE I

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

Broker service fees	$ 218,363
Salaries	1,354,666
Rent	525,020
Postage and mailing	73,948
Printing and reproduction	109,421
Travel and entertainment	34,500
Employee benefits	66,861
Software licensing fees	59,472
Regulatory fees	32,740
Telephone	22,860
Office supplies	27,472
Payroll taxes	79,877
Depreciation	20,318
Research expense	49,061
Contributions	49,281
Advertising and marketing	310,601
Professional fees	73,396
Insurance	29,404
Bank charges	2,216
Taxes and license	20,304
Organizational dues	7,964
Miscellaneous	17,422
Bank IRA fees	20,887
Education and training	22,439
Outside services	29,834
Equipment rental	19,035
	$ 3,277,362

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

SCHEDULE II

Computation of Net Capital Pursuant to Rule 15c 3-1

Total shareholder's investment from Balance Sheet	$	1,938,333
Less - nonallowable assets		272,617
Net capital before haircuts on securities	$	1,665,716
Less - haircuts on securities		206,765
Net capital	$	1,458,951
Minimum net capital required	$	25,000
Excess net capital	$	1,433,951

Schedule of Nonallowable Assets

Investments	$	20,100
Deposits		19,210
Prepaid expenses		134,190
Property and equipment		99,117
	$	272,617

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

SCHEDULE III

Reconciliation Pursuant to SEC Rule 17a-5(d)(4)

The reconciliation between the computation of net capital per Schedule II and the Company's computation is as follows:

	Net Capital	Aggregate Indebtedness
Computation per Company	$ 1,458,951	$ 149,001
Computation per Schedule II	$ 1,458,951	$ 149,001

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

SCHEDULE IV

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

To the Board of Directors of
Parnassus Investments

In planning and performing my audit of the financial statements of Parnassus Investments for the year ended December 31, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely upon Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered Broker-Dealers, and should not be used for any other purpose.

James L. Woo

February 4, 2003